SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 May, 2026

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 12 May 2026
Exhibit 1.2	Director Declaration dated 15 May 2026
Exhibit 1.3	Director/PDMR Shareholding dated 20 May 2026
Exhibit 1.4	Director/PDMR Shareholding dated 29 May 2026

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate Thomson
2	Reason for the notification
a)	Position/status	Chief financial officer / director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.359	5
d)	Aggregated information - Volume - Price - Total	5 £5.359 £26.80
e)	Date of the transaction	11 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Sosso
2	Reason for the notification
a)	Position/status	EVP, legal
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.359	70
d)	Aggregated information - Volume - Price - Total	70 £5.359 £375.13
e)	Date of the transaction	11 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	EVP, production & operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.359	70
d)	Aggregated information - Volume - Price - Total	70 £5.359 £375.13
e)	Date of the transaction	11 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kerry Dryburgh
2	Reason for the notification
a)	Position/status	EVP, people, culture & communications and chief human resources and communications officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.359	70
d)	Aggregated information - Volume - Price - Total	70 £5.359 £375.13
e)	Date of the transaction	11 May 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

15 May 2026

BP p.l.c.
 (the 'Company')

Director Declaration

In accordance with UK Listing Rule 6.4.9, BP p.l.c. announces that Dr. Johannes Teyssen, a non-executive director of the Company, has been appointed as chair of the supervisory board of Deutsche Lufthansa AG, effective 12 May 2026.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Deputy chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Sale of Ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£ 5.594192	350,000
d)	Aggregated information - Volume - Price - Total	350,000 £5.594192 £1,957,967.20
e)	Date of the transaction	18 May 2026
f)	Place of the transaction	London Stock Exchange XLON

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation

Exhibit 1.4

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Carol Howle
2	Reason for the notification
a)	Position/status	Deputy chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Grant of restricted share units pursuant to the Restricted Share Plan II scheme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	105,791
d)	Aggregated information - Volume - Price - Total	105,791 Nil consideration (market value £5.28) Nil (market value £558,576.48)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	EVP Production & Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	178,720 share units awarded under the bp Group Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	178,720
d)	Aggregated information - Volume - Price - Total	178,720 Nil consideration (market value £5.18) Nil (market value £925,769.60)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Gordon Birrell
2	Reason for the notification
a)	Position/status	EVP Production & Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	155,410 share units awarded under the bp Individual Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	155,410
d)	Aggregated information - Volume - Price - Total	155,410 Nil consideration (market value £5.18) Nil (market value £805,023.80)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kerry Dryburgh
2	Reason for the notification
a)	Position/status	EVP, people, culture & communications and chief human resources and communications officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	163,180 share units awarded under the bp Group Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	163,180
d)	Aggregated information - Volume - Price - Total	163,180 Nil consideration (market value £5.18) Nil (market value £845,272.40)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kerry Dryburgh
2	Reason for the notification
a)	Position/status	EVP, people, culture & communications and chief human resources and communications officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	141,895 share units awarded under the bp Individual Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	141,895
d)	Aggregated information - Volume - Price - Total	141,895 Nil consideration (market value £5.18) Nil (market value £735,016.10)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emeka Emembolu
2	Reason for the notification
a)	Position/status	EVP Technology
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	136,535 share units awarded under the bp Group Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	136,535
d)	Aggregated information - Volume - Price - Total	136,535 Nil consideration (market value £5.18) Nil (market value £707,251.30)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Emeka Emembolu
2	Reason for the notification
a)	Position/status	EVP Technology
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	118,730 share units awarded under the bp Individual Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	118,730
d)	Aggregated information - Volume - Price - Total	118,730 Nil consideration (market value £5.18) Nil (market value £615,021.40)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	William Lin
2	Reason for the notification
a)	Position/status	EVP, Gas & Low Carbon Energy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	170,950 share units awarded under the bp Group Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	170,950
d)	Aggregated information - Volume - Price - Total	170,950 Nil consideration (market value £5.18) Nil (market value £885,521.00)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	William Lin
2	Reason for the notification
a)	Position/status	EVP, Gas & Low Carbon Energy
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	148,650 share units awarded under the bp Individual Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	148,650
d)	Aggregated information - Volume - Price - Total	148,650 Nil consideration (market value £5.18) Nil (market value £770,007.00)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Sosso
2	Reason for the notification
a)	Position/status	EVP Legal
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	158,740 share units awarded under the bp Group Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	158,740
d)	Aggregated information - Volume - Price - Total	158,740 Nil consideration (market value £5.18) Nil (market value £822,273.20)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Sosso
2	Reason for the notification
a)	Position/status	EVP Legal
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	138,035 share units awarded under the bp Individual Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	138,035
d)	Aggregated information - Volume - Price - Total	138,035 Nil consideration (market value £5.18) Nil (market value £715,021.30)
e)	Date of the transaction	27 May 2026
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 June 2026
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary